SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 3, 2007, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company")  announces that on 28 December 2006, the following Persons  Discharging  Managerial  Responsibility, automatically  reinvested  dividends under the Inland Revenue approved  ScottishPower  Employee Share Ownership Plan (ESOP). The Shares
were  purchased/allocated  at £7.475 per share under the terms of the ESOP.  As a result of these  awards,  the  Company  was  notified yesterday, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                                 Shares  awarded under the ESOP        Total Interest in Ordinary  Shares
                                 dividend   reinvestment   plan        of   42p   each   following   this
                                 Ordinary Shares of 42p                notification*

Alan Bryce                       57                                    25,912
Willie MacDiarmid                57                                    29,342
Susan Reilly                     57                                    15,041

*All less than 1% of the issued share capital

Own name - dividend reinvestment

Scottish Power plc ("the Company")  announces that on 28 December 2006, the following Director,  automatically  reinvested his dividend in shares held under his own name.  The Shares were  purchased/allocated  at £7.48 per share under the terms of the Scottish  Power plc
Dividend  Reinvestment  Plan. As a result of this award,  the Company was notified  yesterday,  that the  individual's  interest in the ordinary share capital of Scottish Power plc has increased as shown below.

                                 Shares   awarded   under   the        Total Interest in Ordinary  Shares
                                 Scottish  Power  plc  Dividend        of   42p   each   following   this
                                 Reinvestment   Plan   Ordinary        notification*
                                 Shares of 42p

Nicholas Rose                    68                                     4,607

*All less than 1% of the issued share capital

Sheelagh Duffield, Company Secretary

Telephone: 0141 636 4544

3 January 2007

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 3, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary